SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2007

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant’s name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is  submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

          Indicate by check mark if the registrant is submitting the Form 6-K in paper  as permitted by Regulation S-T Rule 101(b)(7): ____

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Attached hereto as Exhibit 99.1 is an Investor News issued by Fresenius Medical Care AG & Co. KGaA on June 15, 2007 announcing that the share split with capital increase from the Company’s funds approved by the Ordinary General Meeting on May 15, 2007, will become effective on June 18, 2007.

EXHIBITS

Exhibit 99.1	Investor News issued June 15, 2007

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: June 15, 2007

FRESENIUS MEDICAL CARE AG & Co. KGaA,
a partnership limited by shares, represented by:

FRESENIUS MEDICAL CARE MANAGEMENT AG, its general partner

By:	/s/ DR. BEN J. LIPPS

Name:	Dr. Ben J. Lipps
Title:	Chief Executive Officer and
Chairman of the Management Board

By:	/s/ LAWRENCE A. ROSEN

Name:	Lawrence A. Rosen
Title:	Chief Financial Officer